Filed by JPMorgan Chase & Co.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: The Bear Stearns Companies Inc.
(Commission File No. 001-8989)

The following message was sent to all JPMorgan Chase employees:

Message from Jamie Dimon, Steve Black and Bill Winters

Today we announced amended terms to our merger agreement with Bear Stearns. The major changes include:

•	JPMorgan Chase will purchase 95 million newly issued common shares of Bear Stearns stock, or 39.5% of the company after the issuance
•	An increased price of approximately $10 per share based on the closing price from last Thursday, March 20
•	Letters of Intent from every member of the Bear Stearns Board indicating that they intend to vote their shares held on the record date in favor of the transaction
•	A strengthened JPMorgan Chase guaranty of Bear Stearns' trading obligations

The amended agreement reflects the value of and risk associated with the Bear Stearns franchise. We believe the new terms will help bring more certainty to the transaction, expedite its closing and enable us to operate as one company as soon as possible.

This is a great transaction for our clients and our shareholders. We look forward to completing the merger and making our company even stronger.

Message sent to all JPMorgan Chase employees.

Forward-Looking Statements

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between JPMorgan Chase & Co. and The Bear Stearns Companies Inc., including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of JPMorgan Chase’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental and self-regulatory organization approvals of the merger on the proposed terms and schedule and any changes to regulatory agencies’ outlook on, responses to and actions and commitments taken in connection with the merger and the agreements and arrangements related thereto; the extent and duration of continued economic and market disruptions; adverse developments in the business and operations of Bear Stearns, including the loss of client, employee, counterparty and other business relationships; the failure of Bear Stearns stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain business and operational relationships; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the United States and internationally and the exposure to litigation and/or regulatory actions. Additional factors that could cause JPMorgan Chase’s results to differ materially from those described in the forward-looking statements can be found in the firm’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

Additional Information

     In connection with the proposed merger, JPMorgan Chase will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Bear Stearns that also constitutes a prospectus of JPMorgan Chase. Bear Stearns will mail the proxy statement/prospectus to its stockholders. JPMorgan Chase and Bear Stearns urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from JPMorgan Chase’s website (www.jpmorganchase.com) under the tab “Investor Relations” and then under the heading “Financial Information” then under the item “SEC Filings”. You may also obtain these documents, free of charge, from Bear Stearns’s website (www.bearstearns.com) under the heading “Investor Relations” and then under the tab “SEC Filings.”

     JPMorgan Chase, Bear Stearns and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Bear Stearns stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Bear Stearns stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about JPMorgan Chase’s executive officers and directors in its definitive proxy statement filed with the SEC on March 30, 2007. You can find information about Bear Stearns’s executive officers and directors in its definitive proxy statement filed with the SEC on March 27, 2007. You can obtain free copies of these documents from JPMorgan Chase and Bear Stearns using the contact information above.